Exhibit 99.18

September 18, 2020

VIA SEDAR

British Columbia Securities Commission (Principal Regulator)

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:            Red White & Bloom Brands Inc. (the “Company”)

We refer to the final short form prospectus of the Company dated September 18, 2020 (the “Prospectus”). We hereby consent to the reference to our firm name on the third page of the Prospectus and under the heading “Interest of Experts”. We also consent to the reference to and use of our name and opinion under the heading “Eligibility for Investment” in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion or that are within our knowledge as a result of the services we performed in connection with the preparation of the Prospectus.

Yours truly,

(signed) “Borden Ladner Gervais LLP”

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